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                                  $776,257,300

                           RALI Series 2005-QO4 Trust

                                     Issuer

                        Residential Accredit Loans, Inc.

                                    Depositor

                         Residential Funding Corporation

                                 Master Servicer

        Mortgage Asset-Backed Pass-Through Certificates, Series 2005-QO4

                        Supplement dated December 6, 2005
                                       to
                  Prospectus Supplement dated November 23, 2005
                                       to
                        Prospectus dated August 25, 2005

                   -------------------------------------------

         Capitalized terms used in this supplement are defined in the prospectus supplement dated November 23, 2005, to which this supplement is attached.

         The prospectus supplement is hereby revised as follows:

         1. On page S-7, in the table entitled "Non-Offered Certificates," the phrase in the subtitle "and Class P Certificates" is hereby deleted and the last row of the table with respect to the Class P Certificates is hereby deleted.

         2. On page S-8, in the section entitled the "Class X-IO Certificates," at the end of the paragraph the following sentence is hereby added:

                  "The Class X-IO Certificates will also be entitled to all prepayment charges collected on the mortgage loans."

         3. On page S-12, in the section entitled "Carryover Shortfall Reserve Fund," in the first sentence the dollar amount of $432,000 is hereby replaced with $650,000.

         4. On page S-12, immediately after the section entitled "Allocations of principal" a new section is hereby added:

                  "Prepayment Charges on the Mortgage Loans. The Class X-IO Certificates are entitled to all prepayment charges collected on the mortgage loans. See "Description of the Certificates - Prepayment Charges" in this prospectus supplement.






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         5. On page S-15, in the section entitled "Tax Status" the second sentence is hereby replaced in its entirety with the following:

                  "The certificates, other than the Class R Certificates, will represent ownership of a regular interest in the related real estate mortgage investment conduit, and generally will be treated as representing ownership of debt for federal income tax purposes."

         6. On page S-24, immediately before the section entitled "Class X-PO Certificates," a new paragraph is hereby added:

                  "In addition, any prepayment charges collected in respect of the mortgage loans will be distributed to the Class X-IO Certificates. The yield to maturity of the Class X-IO Certificates will depend on the rate and timing of receipt of prepayment charges on the mortgage loans, which are difficult to predict and which may fluctuate significantly over time. Generally, each prepayment charge only remains applicable with respect to such mortgage loan for the limited time periods specified in the terms of such mortgage loan and none of the mortgage loans provide for a prepayment charge beyond three years after date of origination. In addition, under certain instances the payment of any otherwise applicable prepayment charge may be waived by the master servicer. Investors should conduct their own analysis of the effect, if any, that the payment of prepayment charges on the Class X-IO Certificates, or decisions by the master servicer with respect to waiver thereof, may have on the performance of the Class X-IO Certificates. There can be no assurance as to the timing or amount of collections of prepayment charges or the effect of prepayment charges on the rate of prepayments on the mortgage loans. Further, some state laws restrict the imposition of prepayment charges even when the mortgage loans expressly provide for the collection of those charges. It is possible that prepayment charges and late fees may not be collected even on mortgage loans that provide for the payment of these charges. In that event, these amounts will not be available for distribution on the Class X-IO Certificates. See "Description of the Mortgage Pool - General" and "Certain Yield and Prepayment Considerations" in this prospectus supplement and "Certain Legal Aspects of Mortgage Loans and Contracts--Default Interest and Limitations on Prepayments" in the prospectus.

         7. On page S-28, the second to last full paragraph is hereby replaced in its entirety with the following:

                  "Approximately 84.1% and 81.4% of the Group I Loans and Group II, respectively, provide for payment of a prepayment charge. With respect to some of these mortgage loans, the prepayment charge provisions provide for payment of a prepayment charge for partial prepayments and full prepayments made within up to three years following the origination of that mortgage loan, in an amount not to exceed the maximum amount permitted by state law. The amount of the applicable prepayment charge, to the extent permitted under applicable law, is as provided in the related mortgage note. Generally, such amount is equal to six months' interest on any amounts prepaid during any twelve-month period in excess of 20% of the original principal balance of the related mortgage loan or a specified percentage of the amounts prepaid. Applicable law may impose limitations on the amount of the prepayment charge or render such prepayment charge unenforceable. In addition, under certain circumstances the master servicer may waive a prepayment charge. The holders of the Class X-IO Certificates will be entitled to all prepayment charges received on the mortgage loans, and these amounts will not be available for distribution on the other offered certificates. See "Description of Certificates - Prepayment Charges" in this prospectus supplement and





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                  "Certain Legal Aspects of Mortgage Loans and
                  Contracts--Default Interest and Limitations on Prepayments" in the prospectus.

         8. On page S-41, in the section entitled "Description of the Certificates - General," in the tenth paragraph, the third sentence is hereby replaced in its entirety with the following:

                  In addition to the Senior Certificates, the Series 2005-QO4 Mortgage Pass-Through Certificates will also include six classes of subordinate certificates which are designated as the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates.

         9. On page S-51, in the section entitled "Pass-Through Margin," footnote (1) of the table is hereby replaced in its entirety with the following:

                  "(1) For any interest accrual period occurring on or prior to the first distribution date following the first possible Optional Termination Date."

         10. On page S-57, in the section entitled "Carryover Shortfall Reserve Fund", in the first sentence the dollar amount of $432,000 is hereby replaced with $650,000.

         11. On page S-58, the section entitled "Prepayment Charges" is hereby replaced in its entirety by the following:

                  "Prepayment Charges

                  The Class X-IO Certificates will be entitled to receive on each distribution date any prepayment charges payable in connection with certain principal prepayments on the mortgage loans, unless such prepayment charges are waived as further described below and are not otherwise required to be paid by the master servicer.

                  The amount available for distribution to the holders of the Class X-IO Certificate on any distribution date in respect of prepayment charges is determined by the amount of prepayment charges paid by the mortgagors or the master servicer in connection with principal prepayments on the mortgage loans during the prepayment period applicable for such distribution date.

                  Generally, each prepayment charge is only applicable to certain prepayments on a mortgage loan and only remains applicable with respect to such mortgage loan for the limited time periods specified in the terms of such prepayment charge. None of the mortgage loans provide for prepayment charges that extend beyond three years after the date of origination. In addition, some state laws restrict the imposition of prepayment charges even when the mortgage loans expressly provide for the collection of those charges. It is possible that prepayment charges and late fees may not be collected even on mortgage loans that provide for the payment of these charges. In that event, these amounts will not be available for distribution on the Class X-IO Certificates. See "Certain Legal Aspects of Mortgage Loans and Contracts--Default Interest and Limitations on Prepayments" in the Prospectus.

                  Pursuant to the pooling and servicing agreement, the master servicer is not permitted to waive (or permit a servicer to waive) any prepayment charge unless: (i) the enforceability thereof shall have been limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally, (ii) the enforcement thereof is illegal, or any local,




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                  state or federal agency has threatened legal action if the prepayment charge is enforced, (iii) the collectability thereof shall have been limited due to acceleration in connection with a foreclosure or other involuntary payment or (iv) such waiver is standard and customary in servicing similar mortgage loans and relates to a default or a reasonably foreseeable default and would, in the reasonable judgment of the master servicer, maximize recovery of total proceeds taking into account the value of such prepayment charge and the related mortgage loan. The master servicer is not permitted to waive a prepayment charge in connection with a refinancing of a mortgage loan that is not related to a default or a reasonably foreseeable default. A prepayment charge may only be waived by the master servicer pursuant to the standards described above.

                  Investors should note that in certain instances, the amount of a prepayment charge might not be charged to the mortgagor. If the master servicer is not allowed or required to waive (or permit the servicer to waive) the prepayment charge, the amount is required to be remitted by the master servicer; otherwise the master servicer will not have any obligation to make any payments from its own funds in respect of prepayment charges. See "Risk Factors - Prepayments; Variability of Yield" and "Certain Yield and Prepayment Considerations" herein."

         12. On page S-67, in the last paragraph, the last sentence is hereby deleted.

         13. On page S-68, the first paragraph is hereby replaced in its entirety with the following:

                  "All prepayment charges collected with respect to the mortgage loans will be paid to the holders of the Class X-IO Certificates and not be available for distribution on the other offered certificates. The amount available for distribution to the holders of the Class X-IO Certificates on any distribution date in respect of prepayment charges is determined by the amount of prepayment charges collected from the mortgagors in connection with principal prepayments on the mortgage loans during the prepayment period applicable to such distribution date. Generally, each prepayment charge is only applicable to certain prepayments on a mortgage loan and only remains applicable with respect to such mortgage loan for the limited time periods specified in the terms of such mortgage loan. None of the mortgage loans provide for a prepayment charge beyond three years after date of origination. In addition, under certain instances, the master servicer may waive the payment of the prepayment charges. The yield to maturity on the Class X-IO Certificates will depend on the rate and timing of receipt of prepayment charges on the mortgage loans, which are difficult to predict and which may fluctuate significantly over time. Investors should conduct their own analysis of the effect, if any, that the payment of prepayment charges on the Class X-IO Certificates may have on the performance of the Class X-IO Certificates. Further, some state laws restrict the imposition of prepayment charges even when the mortgage loans expressly provide for the collection of those charges. It is possible that prepayment charges and late fees may not be collected even on mortgage loans that provide for the payment of these charges. In that event, these amounts will not be available for distribution on the Class X-IO Certificates. See "Certain Legal Aspects of Mortgage Loans and Contracts--Default Interest and Limitations on Prepayments" in the prospectus. Any prepayment charges collected in respect of the mortgage loans will be distributed on the Class X-IO Certificates, and therefore, will not be available for distribution on any of the other certificates."

         14. On page S-79, in the section entitled Class X-IO Certificate Yield Considerations, the second paragraph is hereby replaced in its entirety with the following:



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                  "The following table indicates the sensitivity of the pre-tax yields to maturity on the Class X-IO Certificates to various constant rates of prepayment on the mortgage loans by projecting the monthly aggregate payments on the Class X-IO Certificates and computing the corresponding pre-tax yields to maturity on a corporate bond equivalent basis, based on the structuring assumptions, including the assumptions regarding the characteristics and performance of the mortgage loans, which differ from their actual characteristics and performance, with the additional assumption that prepayment charges are collected on all mortgage loans providing for such charges in the amount of six months interest on 80% of the amount of the prepayment, and assuming the aggregate purchase prices, including accrued interest, as set forth below. Any differences between the assumptions and the actual characteristics and performance of the mortgage loans and of the Class X-IO Certificates may result in yields being different from those shown in the table. Discrepancies between assumed and actual characteristics and performance underscore the hypothetical nature of the table, which is provided only to give a general sense of the sensitivity of yields in varying prepayment scenarios."

         15. On page S-80, immediately following the first full paragraph, a new paragraph is hereby added:

                  "In addition, the yield to maturity on the Class X-IO Certificates will depend on the rate and timing of receipt of prepayment charges on the mortgage loans, which are difficult to predict and which may fluctuate significantly over time. Generally, each prepayment charge only remains applicable with respect to such mortgage loan for the limited time periods specified in the terms of such mortgage loan and none of the mortgage loans provide for a prepayment charge beyond three years after date of origination. There can be no assurance as to the timing or amount of collections of prepayment charges or the effect of prepayment charges on the rate of prepayments on the mortgage loans, and it is possible that prepayment charges may not be collected even on mortgage loans that provide for the payment of these charges."

         16. On page S-99, immediately following the first full paragraph, a new paragraph is hereby added:

         "The ratings do not address the likelihood that prepayment charges will be paid to holders of the Class X-IO Certificates."


         This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

         Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus until ninety days following the date hereof.

                              RBS Greenwich Capital
                                   Underwriter



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